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                              January 26, 2023

       Haijian He
       Chief Financial Officer
       Kingsoft Cloud Holdings Limited
       Building E, Xiaomi Science and Technology Park
       No. 33 Xierqi Middle Road
       Haidian District, Beijing, 100085
       People   s Republic of China

                                                        Re: Kingsoft Cloud
Holdings Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Response dated
December 16, 2022
                                                            File No. 001-39278

       Dear Haijian He:

              We have reviewed your December 16, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 9, 2022 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Item 3 Key Information
       3.D. Risk Factors, page 1

   1. We note your response to prior comment 1. Please expand your disclosure here to state that recent statements
by China   s government, such as those related to the use of variable interest entities
(VIEs) and data security or anti-monopoly concerns, have or may impact
                                                        the company   s ability
to conduct its business, accept foreign investments, or list on a U.S.
                                                        or other foreign
exchange.
 Haijian He
Kingsoft Cloud Holdings Limited
January 26, 2023
Page 2


2. We note your response to prior comment 4. Please clearly state in a summary of risk factors bullet point the risks related to obtaining any permissions or approvals required to be obtained from Chinese authorities to (i) operate your business and
(ii) offer the
      securities being registered to foreign investors. Include a specific cross-reference to a more detailed risk factor discussion. Additionally, with a view toward revised disclosure, please clarify in your prospectus summary that you relied on the opinion of counsel to conclude that you have obtained all necessary permissions and approvals to operate your business and to offer the securities being registered to foreign investors.
        You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra
Barone, Staff Attorney at 202-551-8816 or Mitchell Austin, Staff Attorney, at at 202-551-
3574 with any other questions.



                                                            Sincerely,
FirstName LastNameHaijian He
                                                            Division of
Corporation Finance
Comapany NameKingsoft Cloud Holdings Limited
                                                            Office of
Technology
January 26, 2023 Page 2
cc:       Ran Li, Esq.
FirstName LastName